Exhibit 4.1
Description of Capital Stock
The following summary describes our capital stock and the material provisions of our Charter and our Bylaws, and of the DGCL. Because the following is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Charter and our Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K.
General
Our authorized capital stock consists of:
• 20,000,000 shares of Class A common stock, $0.01 par value per share;
• 10,000,000 shares of Class B common stock, $0.01 par value per share; and
• 10,000,000 shares of undesignated preferred stock, no par value per share.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, other than as set forth below.
Voting Rights
Each holder of our Class A common stock is entitled to one vote per share and each holder of our Class B common stock is entitled to 10 votes per share. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by our Charter or Delaware law.
Our Charter requires a separate class vote in the following circumstances:
•the affirmative vote of the holders of a majority of the then-outstanding shares of Class A common stock will be required to approve any merger (including any merger effected pursuant to Section 253 of the DGCL or Section 251(h) of the DGCL), consolidation or business combination of the Company with or into another entity, whether or not the Company is the surviving entity, in which any Founder (as defined in our Charter), or an affiliate thereof, is part of the purchaser group or is otherwise a counterparty to such merger, consolidation or business combination;
•the affirmative vote of the holders of a majority of the adversely affected class will be required to approve any amendment to our Charter that would adversely affect the rights or preferences of the Class A common stock or the Class B common stock; and
•the affirmative vote of the holders of a majority of voting power of the outstanding shares held by stockholders other than the Founders will be required to approve any amendment to our Charter that would disproportionately benefit the Founders relative to stockholders other than the Founders.
In addition, Delaware law could require holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our Charter to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our Charter in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our Charter does not provide for cumulative voting for the election of directors.

Conversion Rights
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain exempt transfers described in our Charter. Once converted into Class A common stock, the Class B common stock will be retired and will not be reissued.
All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the first date on which the aggregate number of outstanding shares of Class B common stock ceases to represent at least 10% of the aggregate number of then-outstanding shares of our common stock. Once converted into Class A common stock, the Class B common stock will be retired and will not be reissued.
Economic Rights
Dividends or Property Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock, the holders of our Class A common stock and Class B common stock are entitled to receive such dividends and other distributions, in cash, stock of any entity or property of the company, when and as may be declared thereon by our Board from time to time out of assets or funds of the Company legally available therefor, and are treated equally, identically and ratably on a per-share basis in all such dividends and other distributions; except that, in the event a distribution is paid in the form of shares of Class A common stock or Class B common stock (or rights to acquire such shares), then holders of Class A common stock will receive shares of Class A common stock (or rights to acquire such shares, as the case may be), and holders of Class B common stock will receive shares of Class B common stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A common stock and Class B common stock receiving, on a per-share basis, an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such shares, as the case may be).
Liquidation, Dissolution or Winding-Up. In the event of our liquidation, dissolution or winding-up (whether voluntary or involuntary), the holders of Class A common stock and Class B common stock will be treated equally, identically and ratably, on a per-share basis, with respect to amounts paid upon such liquidation, dissolution or winding-up.
Mergers, Consolidations, Conversions or Business Combinations. In any merger, consolidation, conversion or business combination of the Company with or into another entity, whether or not the Company is the surviving entity, the shares of the Class A common stock and the Class B common stock will be treated equally, identically and ratably, on a per-share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company except that, in any such merger, consolidation, conversion or business combination in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A common stock and Class B common stock differ as provided in the Charter.
Subdivisions, Combinations or Reclassifications. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided, combined, reclassified or otherwise changed in a manner that maintains the same proportionate equity ownership and voting power between the holders of the outstanding shares of Class A common stock and Class B common stock on the record date for such subdivision, combination, reclassification or similar change.
Future Issuances
Except as otherwise provided in or contemplated by our Charter, we cannot issue additional shares of Class B common stock unless such issuance is approved by a duly authorized committee of the Board consisting solely of independent and disinterested directors.
No Preemptive or Similar Rights
Holders of shares of our common stock do not have preemptive, subscription, or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable
All of our outstanding shares of Class A common stock and Class B common stock will be fully paid and non-assessable.
Preferred Stock
Under the terms of our Charter, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless otherwise required by our Charter, by law or by any stock exchange. Our Board has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock, except that the approval by a duly authorized committee of our Board consisting solely of independent and disinterested directors will be required for the issuance of any shares of preferred stock convertible into, or exchangeable for, shares of Class B common stock (or any other securities convertible into, or exchangeable for, Class B common stock).
Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our Class A common stock and Class B common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of Class A common stock and Class B common stock. We have no current plans to issue any shares of preferred stock.
Director Independence
Under the terms of our Charter, so long as our Class A common stock is listed for trading on a national securities exchange, such as the New York Stock Exchange (“NYSE”), a majority of directors must be independent in accordance with and as defined by the rules and regulations of such exchange.
Anti-Takeover Provisions
Certain provisions of Delaware law, our Charter and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
• the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the Board prior to the time that the stockholder became an interested stockholder;
• upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.
Federal Banking Law
The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than five percent (5%) of the voting power of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (1) the ownership or control of twenty-five percent (25%) or more of a class of voting securities, (2) the ability to elect a majority of the directors or (3) the ability otherwise to exercise a controlling influence over management and policies. The interpretation of these control attributes is subject to interpretation by the Federal Reserve through regulation and practice. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the OCC’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice (or rebut control) to the OCC prior to acquiring, directly or indirectly, 10% or more of the voting power of our outstanding common stock (or any other class of our voting securities).
Charter and Bylaws
As described below, our Charter and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team.
Dual-Class Stock
As described above in “— Common Stock — Voting Rights,” the dual-class structure of our common stock has the effect of limiting your ability to influence corporate matters, including the election of our board of directors.
Board of Directors Vacancies
Our Charter and Bylaws authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote the continuity of management.

Stockholder Action; Special Meeting of Stockholders
Our Charter provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Charter further provides that, subject to compliance with the procedures set forth in our Bylaws, special meetings may be called by the Company’s Secretary upon the written request of the record holders of at least fifteen percent (15%) or more of the total voting power of the then-outstanding shares of common stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.
Amendment of Charter Provisions
As described above in “— Common Stock — Voting Rights,” certain amendments to our Charter require approval other than a vote of the holders of our Class A common stock and Class B common stock voting together as a single class, including amendments to our Charter that would adversely affect the rights or preferences of the holders of the Class A common stock or the Class B common stock and amendments that would disproportionately benefit the Founders relative to stockholders other than the Founders.
Issuance of Undesignated Preferred Stock
Our Board has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock would enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Choice of Forum
Our Charter and Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL, our Charter or our Bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, such action or proceeding may be brought in another state or federal court sitting in the State of Delaware. Our Charter and Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, or our employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of our Annual Report on Form 10-K. Nothing in our Charter and Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (any such action, a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our Charter and Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our Charter and Bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Limitations on Liability and Indemnification Matters
Our Charter limits the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. Pursuant to our directors’ and officers’ liability insurance, our directors and executive officers will be insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our Charter includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Broadridge Corporate Issuer Solutions, Inc.
Securities Exchange
Our Class A common stock is listed on the NYSE under the symbol “CBNA.”